                   U. S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C. 200549

                                  FORM 10-SB/A

                General Form for Registration of Securities of
                            Small Business Issuers
       Under Section 12(b) of (g) of the Securities Exchange Act of 1934

                       Press Realty Advisors Corporation
                (Name of Small Business Issuer in its charter)


                Nevada                               95-4592066
             ------------                        ------------------
       (State of Incorporation)           (IRS Employer identification No.)



1939 South Third West, #103, Salt Lake City, Utah             84115
-------------------------------------------------         -------------
Address of Principal Executive Offices)
(Zip Code)


           801-994-8474
         ----------------


       Securities to be registered pursuant to Section 12(b) of the Act


 Title of Each Class                            Name of Each Exchange On Which
 To Be So Registered                            Each Class Is To Be Registered
 -------------------                            ------------------------------

        None                                                  N/A
--------------------                            ------------------------------



Securities to be registered pursuant to Section 12(g) of the Act:


                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                               (Title of class)

Part 1.

Item 1.  Description of Business

         The Company is filing this Form 10-SB on a voluntary basis for the purpose of making available to the public and to the brokerage community sufficient information on the Company so as to make an informed decision as to their decision to take a position in the company. The Company will voluntarily file periodic reports even if its obligation to file such reports is suspended under the exchange act.

         Press Realty Advisors L.L.C. the Company's predecessor, was incorporated on October 15, 1998. Pursuant to resolution dated June 15, 1999 adopted by the sole remaining officer and director of Tercero Corporation, a Nevada corporation, an agreement and plan of exchange was entered into between Press Realty Advisors L.L.C. and Tercero by which Tercero acquired all of the assets of Press Realty Advisors, L.L.C. subject to its existing liabilities. Further, pursuant to the exchange agreement, the name of Tercero was changed to Press Realty Advisors Corporation. Press Realty Advisors Corporation is engaged in the business of buying, developing, owning, syndicating and selling realty as well as real estate management. The Company is a development stage company. The Company's management, while having considerable business experience, had only recently started Press Realty Advisors L.L.C.

There have been no bankruptcy proceedings involving any of the companies. The company is in the process of developing into a full service real estate development and management company. Its present officers and directors have considerable experience in real estate, as well as substantial contacts for the acquisition of real property.

         The Company has been trying to solidify a position in the development and marketing of real estate, and is presently the owner of certain real estate set out in the business section herein.. The Company is trying to obtain funding for its operation through private lenders or banks, but to date has not been able to acquire any such financing, and unless the company can obtain additional financing it will not be able to carry out its objectives. There are no understandings between the Company or any of its officers or directors with any lenders with respect to any financing. The Company and its officers and directors are willing to personally guarantee the loans being sought, but nothing has been obtained to date, and the prospect of any loan in the future is not optimistic. If the Company is able to obtain financing,, the terms may be so high as to be prohibitive, but a loan is still being pursued at this time.

         The Company may attempt to do a private placement to obtain additional working capital in the event that it is unable to obtain conventional financing through banks or other institutions or venture capitalists.


The Company's executive offices are located at 1939 South 3rd West, Salt Lake City, Utah 84115: telephone number (801) 994-8474.

Business of the Issuer
----------------------

General

         The focus of the Company will be on the expansion of its inventory of marketable real estate as well as real estate management both for itself and for others on a fee or commission basis. It presently owns three parcels of real estate located in Magna, Utah, Salt Lake City, Utah and Tooele, Utah. The Company has MAI appraisals on each of the properties.

         The existing properties are located at (1) 3588 South 7200 West, Magna, Utah and has an appraised value of $370,000 and is 1.82acres. (2) 1350 North 2200 West, Salt Lake City, Utah and has an appraised value of $1,400,000 and consists of 7.625 acres. Press Realty Advisors is in the initial stages in developing a 50,000 square foot office/warehouse facility on this site, 30,000 square feet of which PRA has a letter of intent from a Engineering

Company for lease of this space. The Company has presold the building for 3,000,000 and will close on the sale when the building is complete, in approximately September of 2000. This will net PRA approximately $713,000. (3) It is anticipated that the Wingers restaurant will produce a net operating income of approximately $81,600 per year. The restaurant is leased to Wing West Inc., a franchise group, on a 20-year Net Net Net lease. PRA also owns 2,750 sq. foot retail pad adjacent to the restaurant. The Company has a letter of intent from Fantastic Sam's for approximately half of this space and is expecting a letter of intent from Quizno's for the remaining half by the end of March. This retail pad will produce a net operating+ income of approximately $39,875 per year. The Companies equity in both of these projects when complete is approximately $1,385,000. (4) The Company is under contract to purchase 28.668 acres at 1700 North 2200 West, Salt Lake City, Utah, directly north of the 1350 North 2200 west property the Company currently owns.

         The Company intends to seek out other real estate opportunities for development, but the amount of the acquisitions by the Company will depend on its ability to raise additional capital for its operations. The Company is in negotiations with both commercial and private investors to obtain additional working capital, but nothing has been finalized at this point, and there can be no assurance that the Company will be able to raise additional financing or that if it can, that it will be at an economically reasonable rate.

PRODUCTS AND SERVICES

         The Company, as part of it's operational and marketing strategy, will focus primarily on innovations that have proven capability and existing applications. The primary source of new business will be through the acquisition and development of new properties. The Company intends to attempt to acquire wholly owned properties as well as to acquire an interest in other properties with other investors on a joint venture arrangement.

Competition

         The Company will be competing with numerous other real estate developers, many of which are much better financed, and have far greater management, decision making and developmental skills than the Company. Due to the competitive nature of the Company's business, it will be at a very substantial competitive disadvantage when attempting to acquire prime real estate, attract primary tenants or investors, and enter into advantageous construction contracts through which to develop its properties, as well as market such finished projects as it may be able to develop. Because of its competitive disadvantages, it will be difficult for the Company to obtain a profitable market share or maintain any market share.

Customers

         At present, the Company has not established any relationships other than the lease with the Wings West Group. When and if such relationships are established, the Company's related revenues will be primarily generated from the sale or leasing of the property that it will be able to acquire and develop. No guarantee can be given that the Company will be able to acquire or develop any real properties sufficient to create any such relationships.

Employees

         As of the date of the Registration Statement, the Company employs three persons consisting of its three executive officers. None of these employees are represented by a union or subject to a collective bargaining agreement. The Company has not experienced a work stoppage and the Company believes that its relationship with its employees is good.

Management's Discussion and Analysis or Plan of operation

         The company will have a minimum cash flow from operations which will allow it to continue operation, but not to acquire other properties or enter into other development projects. In order to make such acquisitions, the Company will need to acquire investment capital or other financing, and there is no assurance that such capital or financing will be available or if available that it will be on such terms as are economically practical.

         It is the intention of the Company's officers and directors to seek out financing and investors on an economically practicable level for the acquisition and development of real estate projects.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock as of January 1, 2000 by (I) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of Common Stock, (ii) each of the Company's directors and executive officers and (iii) all directors and executive officers as a group.

Name                                       Number of Shares                Percentage Owned
----                                       ----------------                ----------------
David J. Murdock                               9,600,000                        40.0%
Christian Seegmiller                           4,800,000                        20.0%
Matthew Seegmiller                             4,800,000                        20.0%

Officers and Directors as a group             19,200,000                        80.0%

The company intends to establish a stock option program that will be based upon the performance of the Companies profitability. Once the Company starts full operation the directors will establish an option program for all officers and employees.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

         Set forth below are the directors and officers of the Company.

Name                              Age                         Position
--------                         -----                      ------------
David J. Murdock                   51                Chairman, CEO and Director

Matthew Seegmiller                 30                President and Director

Christian Seegmiller               30                Vice President and Director

David J. Murdock is the Chairman of the Board and Chief Executive Officer of the
----------------
Company. For the past 5 years he has been President of Custom Neckwear and T. W. Customs which is a manufacturer of custom silk products. In addition, he has worked as a consultant in real estate acquisitions and property management. He has recently been the real estate acquisition consultant for Medical Resources Technologies out of Seattle, Washington. From 1990 to 1992 he was a Disposition Officer for Clark Financial Corporation in salt Lake City, Utah. He was responsible the disposition of Clark Financial's syndicated income properties. In 1989 he was the National Director of Acquisitions and Dispositions for Atlantic Associates Inc., located in Birmingham, Michigan. His responsibilities included property selection, analysis and management of all acquisitions and dispositions nationwide. From 1987 to 1988 he was the Mid-West Acquisition Director for J. M. Jayson Company (Realmark

Properties) located in Buffalo, New York. His responsibilities included property selection, review, analysis and negotiations for income producing properties in the Mid-West United States. Between 1987 and 1992 he was responsible for the acquisition and disposition of over $150,000,000 in income properties. From 1982 to 1984 he was the Real Estate Manager for the Church of Jesus Christ of Latter-day Saints in the Northeastern United States and Eastern Canada. During the early 1980's he was President and Managing Director of D. J. Murdock Construction Inc. a General Contractor in Utah. Prior to that he served as a Company Commander in the United States Marine Corp. where he achieved the rank of Captain. During 1972 and 1973 he pursued a Master of Business degree from Chapman College in southern California. From 1965 through 1970 he was a student at the University of Utah. In 1970 he was awarded a Bachelors of Science Degree in Economics from the University of Utah.

Matthew Seegmiller is President of Press Realty Advisors. For the past year
------------------
he has been directly involved in the acquisition and analysis of all Press Realty's properties. However, his main responsibilities have primarily included logistical matters associated with the business. He is currently in the process of becoming CCIM certified ( Certified Commercial Investment Member). CCIM was designee by the Commercial Investment Real Estate Institute. This membership qualification is the premier education system in the industry, providing practical and expert technique skills to negotiate the sale or purchase of properties, manage, lease negotiations, conduct property or site analysis and spearhead marketing programs. Previously he was the President and co-owner of Salties Designs, the company that he and Christian Seegmiller started. His primary duties were the overseeing all sales ad marketing activities. From 1995 to 1998 he was a salesman for 3Com Corporation selling networking hardware equipment. During this period, his responsibilities included regional account sales responsibilities into higher education and state, local and federal agencies in the Western U.S. From 1994 to 1995 he worked for the Associates Financial Company in the consumer credit department. Prior to 1994 he was a student at the University of Utah where he received his Bachelor of Science degree in Psychology.

Christian J. Seegmiller is Vice-President of Press Realty Advisors. From 1997 to
-----------------------
the present he has been the CEO and co-owner of Salties Designs. Salties Designs imports and sells custom advertising and promotional products to corporate end users. His clients include many national and multi-national companies. As CEO, his responsibilities include accounting and financial analysis of the company, overseeing marketing,, sales and production. Specifically, this includes overseeing and managing all receivables, payables, inventory controls and cash flow analysis. He was heavily involved in raising funds and managing the company's line of credit and other liabilities. He also maintained all of the company's accounting records.

         From 1992-1996 he was the Director of Sales and Marketing for Carpendiem International. His responsibilities included managing their promotional products division. This included hiring and training in-house and independent distributors, selling to wholesale accounts and distributors within the Advertising Specialty Institute. Under his leadership in the advertising and promotion division, sales went from nothing to over 1.3 million in 1996. Prior to 1992 he was a full time student at the University of Utah majoring in sociology. He is currently becoming CCIM certified for commercial real estate and is co-handling all accounting and financial matters for the Company

Family Relationships

There is a family relationships between Christian J. Seegmiller and Matthew Seegmiller. They are brothers.

Involvement In Certain Legal Proceedings

         None of the officers or directors of the company have been involved in any operation that resulted in the filing of a bankruptcy.

         Further, none of them have been convicted of any criminal proceeding, nor are the subject of any pending criminal proceeding.

         None of them have been the subject of any prohibition of injunction involving any type of business, securities or banking operation, nor found by any court to have violated any federal or state securities or commodity laws.

Market for the Company's Common Stock
-------------------------------------

         There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities.


Item 6.  Executive Compensation

         Cash compensation of Executive Officers. The following table sets forth the cash compensation paid by the Company to its Chief Executive Officer and to all other executive officers for services rendered during the fiscal year ended

                                                                                                             Other Annual
        Name and Position                 Year                    Salary                Bonus                Compensation
     ----------------------             -------               --------------          ---------          --------------------
       David J. Murdock                  1999                    $96,480               $  -0-                   -0-

       Christian J. Seegmiller                                       -0-                  -0-                   -0-

       Matthew Seegmiller                                         38,600                  -0-                   -0-

The Company intends to continue paying salaries to its executive officers at such time as it commences revenue producing operations so as to allow it to be able to pay salaries to its officers when the Company is in full operations.


         Compensation of Directors. At the present time, directors receive no compensation for serving as directors of the Company. However, the Company may in the future begin to compensate its non-officer directors. All directors receive reimbursement for out-of -pocket expenses in attending Board of Directors meetings. From time to time the Company may engage certain members of the Board of Directors to perform services on behalf of the Company and will compensate such persons for the services which they perform.

         There are no preliminary agreements or understandings with respect to employment agreements with officers and directors. There are no written agreements covering any of the employees of the Company and all employees serve on an at will basis.

         Further, there is no life insurance covering any of the officers and directors.

Item 7.  Certain Relationships and Related Transactions

         None of the Officers, directors or family members of the class have or are anticipated to be involved in any transaction that would result in a material benefit to the class or member. However, Christian and Matthew Seegmiller are brothers, officers, directors and shareholders of the Company.

Item 8.  Description of Securities

         The Company is authorized to issue 50,000,000 shares of Common Stock, $.001 par value, of which, as of June 30, 1999, 20,000,000 shares were issued and outstanding and beneficially held by 291 shareholders. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Articles of Incorporation, and certain mergers and reorganizations), in which case

Nevada law and the Company's by-laws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of common Stock have no preemptive, conversion, subscription or cumulative voting rights.

Part II

Item 1. Market Price of and Dividends on the Registrant's Common Stock

         The Company's Common Stock has not been listed on any exchange at the present time. It is the intention of the company, upon the filing of this form 10 to apply for listing on the NASDAQ bulletin board.

         As of September 30, 1998 there were approximately 284 record holders of the Company's Common Stock.

         The Company has not paid any cash dividends since its inception and does not contemplate paying any dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

Item 2. Legal Proceedings

         There are no pending legal proceedings to which the Company is a party or to which the property interests of the Company are subject.

Item 3. Changes in and Disagreements with Accountants

         Inapplicable.

         The Company's operations are not affected by the YK2 problems. It is in compliance with all of the year 2000 problems.

Item 4. Recent Sales of Unregistered Securities

         Not applicable.

Item 5. Indemnification of Directors and Officers

Nevada Statutes
---------------

         Section 78.751 of the Nevada General Corporation Law provides for the indemnification of the Company's officers, directors and corporate agents under certain circumstances as follows:

         1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or it equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that this conduct was lawful.

         2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action of suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually paid and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsection 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense.

         4. Any indemnification under subsection 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

                  (a)  By the stockholders;

                  (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceed;

                  (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

                  (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

         5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

         6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

                  (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or knowing violation of the law and was material to the cause of action.

               (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such person.

Bylaws
------

         The Company's Bylaws provide for the permissive indemnification of the Company's officers and directors under certain circumstances as follows:

         (a) Right of Indemnity. To the full extent permitted by law, this
             ------------------
corporation shall indemnify its directors, officers, employees and other persons described in Subsection 78.751 of the Nevada Revised Statutes, including persons formerly occupying any such position, against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred by them in connection with any "proceeding," as that term is use in such Subsection and including an action by or in the right of the corporation to prove a judgment in its favor, by reason of the fact that such person is or was a person described by such Subsection. "Expenses", as used in this Bylaw, shall have the same meaning as in Section 78.751 of the Nevada Revised Statutes.

         (b) Approval of Indemnity. Upon written requests to the Board of
             ---------------------
Directors by any person seeking indemnity under Section 78.751 of the Nevada Revised Statutes, the Board shall promptly determine whether such person has met the applicable standard of conduct set forth in such Subsection. If the Board determines the person seeking indemnity has not met such standard of conduct, the Board shall promptly call a meeting of shareholders at which the shareholders shall determine whether the person seeking indemnity has met such standard of conduct.

         (c) Advancement of Expenses. To the full extent permitted by law and
             -----------------------
except as shall otherwise be determined by the Board of Directors in the specific instance, expenses incurred by a person seeking indemnity under this Bylaw in defending any proceeding covered by this Bylaw shall be advanced by the corporation prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount unless it shall ultimately be determined that such person is entitled to be indemnified by the corporation therefore.

                         Index to financial statements

Independent Auditors' Report...................................................................     F-1

Consolidated Balance Sheet at June 30 and December 31, 1999....................................     F-2

Consolidated Statements of  Operation for the fiscal year ended June 30, 1999 and First
Quarter December 31, 1999......................................................................     F-3

Consolidated Statements of  Stockholders Equity (Deficit) for the fiscal year ended June 30,
1999...........................................................................................     F-4

Consolidated Statements of  Cash Flows for the fiscal year ended June 30, 1999.................     F-5

Notes to Consolidated Financial Statements.....................................................     F-6

                                  Signatures

       In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

                                     PRESS REALTY ADVISORS CORPORATION.
                                     A Nevada corporation

Date: March 28, 2001                   By: /s/ Matthew Seegmiller
                                           ------------------------------
                                            Matthew Seegmiller, President

Part III

Item 1.  Index to Exhibits

         3.1   Articles of Incorporation of the Company

         3.2   Amendments to the Articles of Incorporation of the Company

         3.3   Bylaws of the Company

         3.4   Specimen of Common Stock Certificate

         3.5   Agreement and Plan of Exchange

                         PRESS REALTY ADVISORS, L.L.C.
                         (A Development Stage Company)

                             FINANCIAL STATEMENTS

                                 June 30, 1999

                                C O N T E N T S

Independent Auditors' Report ............................................   3

Balance Sheet ...........................................................   4

Statements of Operations ................................................   6

Statements of Cash Flows ................................................   7

Notes to the Financial Statements .......................................   8

                         INDEPENDENT AUDITORS' REPORT

The Members of
Press Realty Advisors, LLC
Salt  Lake City, Utah

We have audited the accompanying balance sheet of Press Realty Advisors, LLC (a development stage company) as of June 30, 1999 and the related statements of operations, members' equity and cash flows for the six months ended June 30, 1999 and from inception on December 16, 1998 through December 31, 1998 and from inception on December 16, 1998 through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Press Realty Advisors, LLC (a development stage company) as of June 30, 1999 and the results of its operations and its cash flows for the six months ended June 30, 1999, and from inception on December 16, 1998 through December 31, 1998 and from inception on December 16, 1998 through June 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company is a development stage company with no significant operating revenues to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans with regard to these matters are also described in the Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Jones, Jensen & Company
Salt Lake City, Utah
October 15, 1999

                          PRESS REALTY ADVISORS, LLC
                         (A Development Stage Company)
                                 Balance Sheet

                                    ASSETS
                                    ------

                                                                 June 30,
                                                                   1999
                                                               ----------
CURRENT ASSETS

   Cash                                                          $     --
   Prepaid interest                                                23,250
                                                                 --------

     Total Current Assets                                          23,250
                                                                 --------

FIXED ASSETS

   Land                                                           342,586
                                                                 --------

     Total Fixed Assets                                           342,586
                                                                 --------

     TOTAL ASSETS                                                $365,836
                                                                 ========

  The accompanying notes are an integral part of these financial statements.

                          PRESS REALTY ADVISORS, LLC
                         (A Development Stage Company)
                           Balance Sheet (Continued)

                   LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
                   -----------------------------------------

                                                               June 30,
                                                                 1999
                                                              ---------
CURRENT LIABILITIES

   Taxes and penalties payable                                $  11,784
   Notes payable (Note 4)                                       435,000
   Notes payable - related parties (Note 3)                      12,258
   Accrued interest payable                                       6,810
                                                              ---------

     Total Current Liabilities                                  465,852
                                                              ---------

     Total Liabilities                                          465,852
                                                              ---------

MEMBERS' EQUITY (DEFICIT)

   Members' capital                                            (100,016)
                                                              ---------

     Total Members' Equity (Deficit)                           (100,016)
                                                              ---------

     TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)          $ 365,836
                                                              =========

  The accompanying notes are an integral part of these financial statements.

                          PRESS REALTY ADVISORS, LLC
                         (A Development Stage Company)
                           Statements of Operations

                                                                            From              From
                                                       For the            Inception          Inception
                                                     Six Months          December 16,       December 16,
                                                       Ended             1998 Through       1998 Through
                                                      June 30,           December 31,         June 30,
                                                       1999                1998                1999
                                                  -------------        --------------      -------------
REVENUES                                          $           -        $            -      $           -
                                                  -------------        --------------      -------------

OPERATING EXPENSES

   General and administrative                            31,730                     -             31,730
   Payroll and payroll tax expense                       51,550                     -             51,550
                                                  -------------        --------------      -------------

     Total Operating Expenses                            83,280                     -             83,280
                                                  -------------        --------------      -------------

LOSS FROM OPERATIONS                                    (83,280)                    -            (83,280)
                                                  -------------        --------------      -------------

OTHER INCOME (EXPENSES)

   Gain on sale of asset                                  1,260                     -              1,260
   Interest expense                                     (18,996)                    -            (18,996)
                                                  -------------        --------------      -------------

     Total Other Income (Expenses)                      (17,736)                    -            (17,736)
                                                  -------------        --------------      -------------

NET LOSS                                               (101,016)                    -      $    (101,016)
                                                  -------------        --------------      =============

MEMBERS' CAPITAL - BEGINNING                              1,000                     -

MEMBERS' CONTRIBUTIONS                                        -                 1,000

MEMBERS' DISTRIBUTIONS                                        -                     -
                                                  -------------        --------------

MEMBERS' CAPITAL - ENDING                          $   (100,016)       $        1,000
                                                  =============        ==============

  The accompanying notes are an integral part of these financial statements.

                          PRESS REALTY ADVISORS, LLC
                         (A Development Stage Company)
                           Statements of Cash Flows

                                                                                  From               From
                                                            For the              Inception         Inception
                                                             Six Months          December 16,       December 16,
                                                              Ended              1998 Through      1998 Through
                                                             June 30,            December 31,      June 30,
                                                              1999                  1998             1999
                                                           ------------         -------------     --------------
CASH FLOW FROM OPERATING ACTIVITIES:

   Net loss                                                $    (101,016)       $           -     $     (101,016)
   Bad debt expense                                                1,000                    -              1,000
   Adjustments to reconcile net loss to net
    cash used by operating activities:
     Increase in accounts payable                                 23,244                    -             23,244
                                                           -------------        -------------     --------------

       Net Cash Used by Operating Activities                     (76,772)                   -            (76,772)
                                                           -------------        -------------     --------------

CASH FLOW FROM INVESTING ACTIVITIES:                                   -                    -                  -
                                                           -------------        -------------     --------------

CASH FLOW FROM FINANCING ACTIVITIES:

   Cash proceeds from notes payable - related
     party                                                        29,808                    -             29,808
   Cash proceeds from notes payable                               64,514                    -             64,514
   Repayment of notes payable - related party                    (17,550)                   -            (17,550)
                                                           -------------        -------------     --------------

       Net Cash Provided by Financing Activities                  76,772                    -             76,772
                                                           -------------        -------------     --------------

NET INCREASE IN CASH                                                   -                                       -

CASH AT BEGINNING OF PERIOD                                            -                    -                  -
                                                           -------------        -------------     --------------

CASH AT END OF PERIOD                                      $           -        $           -     $            -
                                                           =============        =============     ==============

Supplemental Disclosures:

   Interest paid                                           $      12,186        $           -     $       12,186
   Income taxes paid                                       $           -        $           -     $            -

NON-CASH FINANCING ACTIVITIES

   Land purchased for notes payable                        $     342,586        $           -     $      342,586

  The accompanying notes are an integral part of these financial statements.

                          PRESS REALTY ADVISORS, LLC
                         (A Development Stage Company)
                       Notes to the Financial Statements
                                 June 30, 1999

NOTE 1 -  GENERAL

          Press Realty Advisors, LLC, (the "Company") was organized as a Limited Liability Company under the laws of the state of Utah on December 16, 1998. The Company is authorized to do any legal business activity as controlled by Utah law.

          Press Realty Advisors, LLC intends to seek, investigate, and, if warranted, effect a business combination with an existing, publicly held company or entity.

          The Company has not commenced planned principle operations since the inception of incorporation, and is considered a development stage company as defined under Financial Accounting Standards Board Statement No. 7.

NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          The Company uses the accrual basis of accounting for financial reporting, in accordance with generally accepted accounting principles.

          a.  Use of Estimates

          In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from these estimates.

          b.  Revenue Recognition

          The Company did not conduct any business operations since inception, and consequently, has not generated any operating revenue. The Company has no intention of engaging in any revenue-generating activity prior to its combination with another entity. Future revenue recognition policies will be determined when such combination is effectuated.

          c.  Statements of Cash Flows

          The Company prepares its statement of cash flows using the indirect method as defined under Financial Accounting Standards Board Statement No. 95. For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

          d.  Income Taxes

          The Company has elected to be taxed as a Limited Liability Company. Under that election, the income of the Company is taxed at the member level. Therefore, no accrual for income taxes has been recorded in the financial statements at December 31, 1998 and June 30, 1999.

                          PRESS REALTY ADVISORS, LLC
                         (A Development Stage Company)
                       Notes to the Financial Statements
                                 June 30, 1999

NOTE 3 - RELATED PARTY TRANSACTIONS

         The Company has a note payable to a related party (TWC Salties) for $6,847, and another to an officer of the Company for $5,458, as described in Note 4.

NOTE 4 - NOTES PAYABLE

         Notes payable consisted of the following at June 30 1999:

         Note payable to National Note of Utah dated 4-27-99, 18%
          interest rate, secured by land, with six monthly
          payments (interest only) of $4,650 coming from a pre-
          paid interest escrow account. Entire balance (principle
          and interest) is due April 27, 2000. Entire note is
          classified as a current liability.                        $   310,000

         Note payable to Horizon Mortgage dated February 3, 1999,
          18% interest rate, secured by land with six monthly
          payments of $1,884. Entire balance (both principal and
          interest) is due on August 5, 1999. Entire note is
          classified as a current liability.                            125,000

         Note payable to TWC Salties (a related party) with an
          origination date of February 3, 1999. Note is
          unsecured, has a 7% interest rate, and is payable at
          the convenience of Press Realty, LLC. Note has no
          specific due date or payment structure. Entire balance
          is classified as a current liability.                           6,800

         Note payable to an officer of the Company (a related
          party) with an origination date of June 30, 1999. Note
          is unsecured, has a 7% interest rate, and is payable at
          the convenience of Press Realty Advisors, LLC. Note has
          no specific due date or payment structure. Entire
          balance is classified as a current liability.                   5,458
                                                                    -----------

         Total Notes Payable                                            447,258

              Less: current portion                                    (447,258)
                                                                    -----------

         Total Long-Term Debt                                       $         -
                                                                    ===========

                          PRESS REALTY ADVISORS, LLC
                         (A Development Stage Company)
                       Notes to the Financial Statements
                                 June 30, 1999

NOTE 5 -  GOING CONCERN

          The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with a publicly listed company in the near future. In the interim, members of the Company have committed to meeting its operating expenses.

NOTE 6 -  SUBSEQUENT EVENT

          As of July 1, 1999, the Company's assets were acquired by Tercero Corporation in exchange for 19,200,000 shares of its common stock. The Company also elected to change its year end to June 30.

                              TERCERO CORPORATION
                         (A Development Stage Company)

                             FINANCIAL STATEMENTS

                                 June 30, 1999

                                C O N T E N T S

Independent Auditors' Report .............................................   3

Balance Sheet ............................................................   4

Statements of Operations .................................................   5

Statements of Stockholders' Equity (Deficit) .............................   6

Statements of Cash Flows .................................................   7

Notes to the Financial Statements ........................................   8

                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------


The Board of Directors
Tercero Corporation
Salt Lake City, Utah

We have audited the accompanying balance sheet of Tercero Corporation (a development stage company) as of June 30, 1999, and the related statements of operations, stockholders' equity (deficit) and cash flows for the nine months ended June 30, 1999 and for the year ended September 30, 1998, and from inception on November 6, 1995 through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tercero Corporation (a development stage company) as of June 30 1999, and the results of its operations and its cash flows for the nine months ended June 30, 1999, and for the year ended September 30, 1998 and from inception on November 6, 1995 through June 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company is a development stage company with no significant operating revenues to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans with regard to these matters are also described in the Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Jones, Jensen & Company
Salt Lake City, Utah
October 4, 1999

                              TERCERO CORPORATION
                         (A Development Stage Company)
                                 Balance Sheet

                                    ASSETS
                                    ------

                                                                                              June 30,
                                                                                                1999
                                                                                              ---------
CURRENT ASSETS

   Cash                                                                                       $      --
                                                                                              ---------

     Total Current Assets                                                                            --
                                                                                              ---------

     TOTAL ASSETS                                                                             $      --
                                                                                              =========


                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                ----------------------------------------------

CURRENT LIABILITIES

   Accounts payable (Note 4)                                                                  $  57,324
                                                                                              ---------

     Total Current Liabilities                                                                   57,324
                                                                                              ---------

     Total Liabilities                                                                           57,324
                                                                                              ---------

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock, $0.001 par value; 50,000,000 shares authorized,
   24,000,000 shares issued and outstanding                                                      24,000
   Additional paid-in capital                                                                    48,500
   Deficit accumulated during the development stage                                            (129,824)
                                                                                              ---------

     Total Stockholders' Equity (Deficit)                                                       (57,324)
                                                                                              ---------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                                     $      --
                                                                                              =========

   The accompanying notes are an integral part of these financial statements.

                              TERCERO CORPORATION
                         (A Development Stage Company)
                           Statements of Operations

                                                                                                      From
                                                                For the                            Inception on
                                                              Nine Months         For the           November 6,
                                                                Ended            Year Ended        1995 Through
                                                               June 30,         September 30,        June 30,
                                                                 1999               1998              1999
                                                          ---------------     ---------------    ---------------
REVENUE                                                   $             -     $             -    $             -
                                                          ---------------     ---------------    ---------------

COSTS AND OPERATING EXPENSES

   Loss on disposition of asset                                         -                   -             65,000
   Accounting                                                           -               3,600              3,600
   Legal                                                                -              59,824             59,824
   Organizational costs                                                 -                 480              1,400
                                                          ---------------     ---------------    ---------------

     Total Costs and Operating Expenses                                 -              63,904            129,824
                                                          ---------------     ---------------    ---------------

LOSS FROM OPERATIONS                                                    -             (63,904)          (129,824)
                                                          ---------------     ---------------    ---------------

PROVISION FOR INCOME TAXES                                              -                   -                  -
                                                          ---------------     ---------------    ---------------

NET LOSS                                                  $             -     $       (63,904)   $      (129,824)
                                                          ===============     ===============    ===============

BASIC LOSS PER SHARE                                      $             -     $         (0.00)
                                                          ===============     ===============

WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING                                     24,000,000          24,000,000
                                                          ===============     ===============

   The accompanying notes are an integral part of these financial statements.

                              TERCERO CORPORATION
                         (A Development Stage Company)
                 Statements of Stockholders' Equity (Deficit)

                                                                                              Deficit
                                                                                            Accumulated
                                                                            Additional       During the
                                               Common Stock                                   Paid-in      Development
                                     ---------------------------------
                                         Shares            Amount            Capital           Stage          Total
                                     ---------------  ----------------  --------------   ----------------  --------------
Balance at inception on
 November 6, 1995                                  -  $              -  $             -  $              -  $             -

Net loss during the year ended
 September 30, 1996                                -                 -                -              (440)            (440)
                                     ---------------  ----------------  ---------------  ----------------  ---------------

Balance at September 30, 1996                      -                 -                -              (440)            (440)

Issuance of stock at $0.03 per
 share for cash                           24,000,000            24,000           43,500                 -           67,500

Net loss during the year ended
 September 30, 1997                                -                 -                -           (65,480)         (65,480)
                                     ---------------  ----------------  ---------------  ----------------  ---------------

Balance at September 30, 1997             24,000,000            24,000           43,500           (65,920)           1,580

Paid-in capital for legal and
 accounting fees                                   -                 -            5,000                 -            5,000

Net loss during the year ended
 September 30, 1998                                -                 -                -           (63,904)         (63,904)
                                     ---------------  ----------------  ---------------  ----------------  ---------------

Balance at September 30, 1998             24,000,000            24,000           48,500          (129,824)         (57,324)

Net loss for the nine months ended
 June 30, 1999                                     -                 -                -                 -                -
                                     ---------------  ----------------  ---------------  ----------------  ---------------

Balance, June 30, 1999                    24,000,000  $         24,000  $        48,500  $       (129,824) $       (57,324)
                                     ===============  ================  ===============  ================  ===============

   The accompanying notes are an integral part of these financial statements.

                                                TERCERO CORPORATION
                                           (A Development Stage Company)
                                             Statements of Cash Flows

                                                                                                                      From
                                                                              For the
Inception on
                                                                           Nine Months          For the
November 6,
                                                                             Ended            Year Ended          1995 Through
                                                                            June 30,          September 30,         June 30,
                                                                              1999                1998                1999
                                                                          --------------     --------------       ------------
CASH FLOW FROM OPERATING ACTIVITIES:

   Net loss                                                               $            -     $      (63,904)      $   (129,824)
   Adjustments to reconcile net loss to net cash used
    by operating activities:
     Loss on disposition of asset                                                      -                  -             65,000
     Increase in accounts payable                                                      -             57,324             57,324
                                                                          --------------     --------------       ------------

       Net Cash Used by Operating Activities                                           -             (6,580)            (7,500)
                                                                          --------------     --------------       ------------

CASH FLOW FROM INVESTING ACTIVITIES:

   Purchase of investment stock                                                       -                   -            (65,000)
                                                                          -------------      --------------       ------------

     Net Cash Used by Investing Activities                                            -                   -            (65,000)
                                                                          -------------      --------------       ------------

CASH FLOW FROM FINANCING ACTIVITIES:

   Proceeds from sale of stock                                                        -                   -             67,500
   Additional capital contributed                                                     -               5,000              5,000
                                                                          -------------      --------------       ------------

       Net Cash Provided by Financing Activities                                      -               5,000              72,500
                                                                          -------------      --------------       -------------

NET INCREASE (DECREASE) IN CASH                                                       -              (1,580)                  -

CASH AT BEGINNING OF PERIOD                                                           -               1,580                   -
                                                                          -------------      --------------       -------------

CASH AT END OF PERIOD                                                     $           -      $            -       $           -
                                                                          =============      ==============       =============

SUPPLEMENTAL SCHEDULE FOR NON-CASH
 INVESTING AND FINANCING ACTIVITIES:

   Distribution of Investment to Investors                                $           -      $            -       $      65,000

Cash Paid For:

   Interest                                                               $           -      $            -       $           -
   Income taxes                                                           $           -      $            -       $           -

   The accompanying notes are an integral part of these financial statements.

                               TERCERO CORPORATION
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                  June 30, 1999


NOTE 1 - ORGANIZATION

         Tercero Corporation, (the "Company") was incorporated under the laws of the State of Nevada on November 6, 1995. The Company is authorized to do any legal business activity as controlled by Nevada law. The Company originally elected the fiscal year ended on September 30, but during this fiscal year elected to adopt a June 30 year end.

         Tercero Corporation intends to seek, investigate, and, if warranted, effect a business combination with an existing, unidentified operating entity.

         The Company has not commenced planned principle operations since the inception of incorporation, and is considered a development stage company as defined under Financial Accounting Standards Board Statement No. 7.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The Company uses the accrual basis of accounting for financial reporting, in accordance with generally accepted accounting principles.

         a.  Use of Estimate

         In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from these estimates.

         b.  Revenue Recognition

         The Company did not conduct any business operations since inception, and consequently, has not generated any operating revenue. The Company has no intention of engaging in any business activity prior to its combination with another entity. Future revenue will be recognized when such combination is effectuated.

         c.  Statements of Cash Flows

         The Company prepares its statement of cash flows using the indirect method as defined under Financial Accounting Standards Board Statement No. 95. For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

  The accompanying notes are an integral part of these financial statements.

                              TERCERO CORPORATION
                         (A Development Stage Company)
                       Notes to the Financial Statements
                                 June 30, 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         d.  Income Taxes

         The Company accounts for income taxes in accordance with Financial Accounting Standards Board Statement no. 109.

         As of June 30, 1999, the Company has a net operating loss carryforward of $59,600 to reduce future taxable income. To the extent not utilized, the NOL carryforward will begin to expire in fiscal year 2010. The future tax benefit of the NOL has been offset by a valuation allowance in full.

NOTE 3 - ORGANIZATIONAL COSTS

         The Company originally elected to capitalize and amortize its organizational costs over five years using the straight-line method, but at October 1, 1998 elected to expense the entire unamortized balance.

NOTE 4 - ACCOUNTS PAYABLE

         As of June 30, 1999, accounts payable consist of a $57,324 professional fee.

NOTE 5 - COMMON STOCK

         The Company has issued 24,000,000 shares of common stock for $67,500.

         The Company amended its Articles of Incorporation in 1996 to increase the authorized number of shares to 50,000,000.

NOTE 6 - GOING CONCERN

         The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. In the interim, shareholders of the Company have committed to meeting its operating expenses.

NOTE 7 - SUBSEQUENT EVENT

         As of July 1, 1999, the Company acquired all the assets of Press Realty Advisors, LLC, and authorized the issuance of units in order to raise capital with which to execute the Company's business plan. The Company also elected to change its year end to June 30.

                       PRESS REALTY ADVISORS CORPORATION

                    UNAUDITED INTERRIM FINANCIAL STATEMENTS

                           For the Nine Months Ended
                                March 31, 2000

                                   CONTENTS

Accountant's Compilation Report.......................................       3

Balance Sheet.........................................................       4

Statements of Operations..............................................       5

Statements of Stockholders' Equity (Deficit...........................       6

Statements of Cash Flows..............................................       7

Notes to the Financial Statements.....................................  8 - 11

                        ACCOUNTANT'S COMPILATION REPORT
                        -------------------------------


Board of Directors
Press Realty Advisors Corporation
Salt Lake City,  Utah

I have compiled the accompanying balance sheet of Press Realty Advisors Corporation as of March 31, 2000, and the related statements of operations, stockholders' equity (deficit), and cash flows for the nine months ended March 31, 2000, and from inception on December 16, 1998 through March 31, 2000, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with no significant operating revenues to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

This report is intended solely for the information and use of the board of directors and management of Press Realty Advisors Corporation and for filing with the United States Securities and Exchange Commission and should not be used for any other purpose.

I am not independent with respect to Press Realty Advisors Corporation.

James W. Turner, CPA
Salt Lake  City, Utah
March 26, 2001

                       Press Realty Advisors Corporation
                                 Balance Sheet
                             As of March 31, 2000

ASSETS
   Current Assets
     Cash                                                         $    35,895
     Prepaid Interest                                                  11,342
                                                                  -----------

   Total Current Assets                                                47,237

   Fixed Assets
     Construction in Progress                                         566,716
     Deposit on Land (Note 8)                                           5,000
     Land (note 8)                                                    292,807
                                                                  -----------

   Total Fixed Assets                                                 864,523
                                                                  -----------

TOTAL ASSETS                                                      $   911,760
                                                                  ===========

LIABILITIES & EQUITY
   Liabilities
     Current Liabilities
       Trade Accounts Payable                                     $    60,054
       Notes Payable (Note 7)                                         893,974
       Notes Payable - Related Parties (Note 6)                        69,362
       Tenant Deposits                                                  6,554
       Accrued Interest                                                12,682
       Payroll Taxes Payable                                           19,353
                                                                  -----------

     Total Current Liabilities                                      1,061,977

     Long Term Liabilities
       Note Payable - Gilmore Estate (Note 7)                         157,500
                                                                  -----------

     Total Long Term Liabilities                                      157,500
                                                                  -----------

   Total Liabilities                                                1,219,477

   Equity
     Common Stock, $0.001 par value; 50,000,000
       shares authorized; 24,026,000 issued & outstanding              24,026
     Additional Paid in Capital                                       (63,851)
     Subscriptions Payable (Note 5)                                    67,000
     Retained Earnings                                               (334,893)
                                                                  -----------

   Total Equity                                                      (307,718)
                                                                  -----------

TOTAL LIABILITIES & EQUITY                                        $   911,760
                                                                  ===========


                                   UNAUDITED

   The accompanying notes are an integral part of these financial statements

                       Press Realty Advisors Corporation
                           Statements of Operations


                                                               From Inception
                                             For the Nine       December 16,
                                             Months Ended       1988 through
                                            March 31, 2000     June 30, 1999
                                            ==============     =============
Ordinary Income/Expense
   Income                                   $          -         $          -

   Expense
     Loan Closing and Origination                 64,122                    -
     Commissions                                  25,660                    -
     General and Administrative                   29,875               31,730
     Payroll and payroll tax expense              78,663               51,550
                                            ------------         ------------

   Total Expense                                 198,319               83,280
                                            ------------         ------------

Income (Loss) from Operations                   (198,319)             (83,280)

Other Income (Expenses)
     Gain on Sale of Asset                             -                1,260
     Interest Expense                            (35,557)             (18,996)
                                            ------------         ------------

Total Other Income (Expenses)                    (35,557)             (17,736)
                                            ------------         ------------

Net Loss                                    $   (233,877)        $   (101,016)
                                            ============         ============

Basic Loss per Share (Note 2)               $      (0.01)        $      (0.00)
                                            ============         ============
Weighted Average Number of
   Shares Outstanding                         24,002,080           24,000,000
                                            ============         ============


                                   UNAUDITED

   The accompanying notes are an integral part of these financial statements

                       Press Realty Advisors Corporation
                 Statements of Stockholders' Equity (Deficit)


                                             Common Stock          Additional       Stock
                                        ----------------------      Paid-in      Subscription   Accumulated
                                         Shares        Amount       Capital        Payable        Deficit
                                        --------      --------    ------------   ------------   -----------
Balance at inception on
December 16, 1998                                -   $       -     $       -      $       -      $        -

  Common stock issued for initial
    capitalization                      19,200,000      19,200       (18,200)

  Net loss for the year ended
    June 30, 1999                                -           -             -              -        (101,016)
                                        ----------   ---------     ---------      ---------      ----------
Balance at June 30, 1999                19,200,000      19,200       (18,200)             -        (101,016)

  Recapitalization                       4,800,000       4,800       (58,625)

  Common stock issued for services          26,000          26        12,974

  Stock subscriptions payable                                                        67,000

  Net loss for the nine months ended
  March 31, 2000                                                                                   (233,877)
                                        ----------   ---------     ---------      ---------      ----------
Balance at March 31, 2000               24,026,000   $  24,026     $ (63,851)     $  67,000      $ (334,893)
                                        ===========  =========     =========      =========      ==========

                                   UNAUDITED

   The accompanying notes are an integral part of these financial statements

                       Press Realty Advisors Corporation
                           Statements of Cash Flows

                                                                         From Inception
                                                        For the Nine      December 16,
                                                        Months Ended      1988 through
                                                       March 31, 2000      30-Jun-99
                                                       --------------    --------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Income (Loss)                                    $  (233,877)     $  (101,016)
   Adjustment for items not requiring
   outlay of cash:
     Common Stock issued for services                        13,000
   Adjustments to reconcile net loss
   to net cash used by operating activities:
     Decrease in Prepaid Expenses                             3,499
     Decrease in Prepaid Interest                            11,908
     Increase in Accounts Payable                             2,730           23,244
     Increase in Tenant Deposits                              6,554
     Bad Debt Expense                                                          1,000
     Increase in Accrued Interest                             6,000
     Increase in Payroll Taxes Payable                        7,440
                                                        -----------      -----------

Net cash provided by Operating Activities                  (182,746)         (76,772)

INVESTING ACTIVITIES
   Cash paid to improve Fixed Assets                       (516,936)
   Deposit on Land                                           (5,000)
                                                        -----------      -----------

Net cash provided by Investing Activities                  (521,936)

FINANCING ACTIVITIES
   Cash Proceeds from Notes Payable                         841,474           64,514
   Loans from Related Parties                                57,104                -
   Cash Proceeds from Subscriptions Payable                  67,000           29,808
   Repayment of Notes Payable                              (225,000)         (17,550)
                                                        -----------      -----------

Net cash provided by Financing Activities                   740,577           76,772
                                                        -----------      -----------

NET CASH INCREASE FOR PERIOD                                 35,895                -

CASH AT BEGINNING OF PERIOD                                       -                -
                                                        -----------      -----------

CASH AT END OF PERIOD                                   $    35,895      $         -
                                                        ===========      ===========

SUPPLEMENTAL DISCLOSURES:
   Interest paid                                        $    34,217      $    12,186
   Income taxes paid                                    $         -      $         -

                                   UNAUDITED

   The accompanying notes are an integral part of these financial statements

                       PRESS REALTY ADVISORS CORPORATION
                       Notes to the Financial Statements
                                March 31, 2000


Note 1 - ORGANIZATION

        Press Realty Advisors Corporation (the "Company") was incorporated under the laws of the State of Nevada under the name "Tercero Corporation" on November 6, 1995. The Company is authorized to do any legal business activity as controlled by Nevada law. The Company originally elected the fiscal year ended on September 30, but in fiscal year 1999 elected to adopt a June 30 year end.

        the Company is engaged in the business of acquiring, developing and managing high potential real estate properties. As this process has not yet produced a reliable, long - term source of revenues, the Company intends to seek after additional capital and to form financial partners to supply the needed capital.

        On July 1, 1999, the Company (then under the name Tercero Corporation) consummated an Agreement and Plan of Reorganization whereby the Company acquired Press Realty Advisors, LLC ("Press") in exchange for 19,200,000 restricted shares of the Company's common stock. Press was originally organized under the laws of the State of Utah on December 16, 1998. The Company then changed its name to Press Realty Advisors Corporation. Immediately prior to the Agreement and Plan of Reorganization the Company had 19,200,000 shares of common stock issued and outstanding.

        The acquisition was accounted for as a recapitalization of Press because subsequent to the acquisition the shareholders of Press controlled the surviving entity. There was no adjustment to the carrying value of the assets or liabilities of Press in the exchange. The Company is appropriately classified as the acquiring entity for legal purposes, whereas Press is the surviving entity for accounting purposes.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Company uses the accrual basis of accounting for financial reporting, in accordance with generally accepted accounting principles.

           a.   Use of Estimates

        In preparing financial statements in conformity with generally accepted accounting principles management is required to make estimates and assumptions that affect the reported amounts of assets and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from these estimates.

           b.   Revenue Recognition

        The Company is engaged in the business of buying, developing and selling real estate properties. The Company recognizes revenue on the sale of these properties only

                       PRESS REALTY ADVISORS CORPORATION
                       Notes to the Financial Statements
                                March 31, 2000

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, b. Revenue Recognition (Continued)

        when 100% of its obligations pertaining to the specific properties have been fulfilled, and the related contracts are satisfied in full.

           c.   Statements of Cash Flows

        The Company prepares its statement of cash flows using the indirect method as defined under Financial Accounting Standards Board Statement No. 95. For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

           d.   Income Taxes

        The Company accounts for income taxes in accordance with Financial Accounting Standards Board Statement No. 109. As of March 31, 2000 the Company appears it will incur a net operating loss which it will be allowed to carry forward to reduce future taxable income. Inasmuch as the Company determined there exists a less than 50% chance the net operating loss would be used, the estimated future value of the NOL has been offset in full by a valuation allowance.

           e.   Basic Earnings (Loss) Per Share

        Basic earnings (loss) per share has been calculated based on the weighted average number of shares of common stock actually outstanding during the period.

Note 3 - GOING CONCERN

        The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not yet developed a consistent, reliable source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to continue to seek additional funding opportunities and financial arrangements in order to continue its real estate development projects.

Note 4 - COMMON STOCK

        The Company has issued 24,026,000 shares of common stock for $495,000.

        The Company amended it Articles of Incorporation in 1996 to increase the authorized number of shares to 50,000,000.

                       PRESS REALTY ADVISORS CORPORATION
                       Notes to the Financial Statements
                                March 31, 2000

Note 5 - STOCK SUBSCRIPTION PAYABLE

        On October 25, 1999, the Company entered into an agreement with a related party under which the Company was to receive $75,000 funding in exchange for 450,000 restricted shares of the Company's common stock. As of March 31, 2000, the Company had received $67,000 of the $ 75,000 as a part of the Agreement, but had not yet issued any shares of its common stock under the Agreement.

Note 6 - RELATED PARTY TRANSACTIONS

        At March 31, 2000, the Company had two notes payable to related parties totaling $69,362. None of the notes have formal payment structures or note documents. Due to the lack of specific terms the entire balance of each note is classified as current.

Note 7 - NOTES PAYABLE

        At March 31, 2000, Short Term Notes Payable consisted of the following:

        Note payable to Home Credit Bank bearing interest at 14%, secured
           by land, and due February 1, 2001                                                       $    135,000

        Note payable to David Dixon, an unrelated individual, bearing interest
           at 7%, secured by land, and due July 4, 2000                                                 150,000

        Note payable to Roger and Nathan Brockbank, unrelated individuals, non-interest
           bearing seller financing, secured by land, and due October 13, 2000                           12,500

        Note payable to related party (Note 7) bearing interest at 7%, unsecured, and payable
           upon demand                                                                                    5,770

        Note payable to unrelated party (Note 7) bearing interest at 7%, unsecured, and payable
           upon demand                                                                                   63,592

        Note payable to National Note of Utah, bearing interest at 18%, secured by land, and due
           April 27, 2000                                                                               210,000

        Note payable to Holladay Bank and Trust bearing interest at prime plus 1.5%
           (currently 10.5%), secured by construction in progress, and due August 10, 2000              206,474

       Note payable to Castle Funding, an equal partnership of five small LLC's
           bearing interest at 18%, secured by land, and due October 13, 2000                           180,000
                                                                                                   ------------

               Total maturities of notes payable within the next twelve months:                    $    963,336
                                                                                                   ============

                       PRESS REALTY ADVISORS CORPORATION
                       Notes to the Financial Statements
                                March 31, 2000


Note 7 - NOTES PAYABLE
        (Continued)

        Short Term Notes Payable:                                                        $  963,336

        Less Notes Payable - Related Parties                                                 69,362
                                                                                         ----------

        Notes Payable to unrelated parties, maturing currently                              893,974

        At March 31, 2000, Long Term Notes Payable consisted of the following:

        Note payable to the estate of Ed Gilmore, bearing interest at 7.5%,
           secured by land, due April 27, 2001                                              157,500
                                                                                         ----------

               Total notes payable to unrelated parties                                  $1,051,474
                                                                                         ==========

Note 8 - Land

        At March 31, 2000, land assets consisted of the following:

        7.625 acre plot in Salt Lake City, Utah.  Lot is currently being upgraded
         and improved in preparation for the construction of a commercial building      $   203,073

        Plot of land in Magna, Utah.  Lot is currently in the initial stages of
        development and no significant improvements have been made                           89,734
                                                                                        -----------
        Total Land Assets                                                               $   292,807
                                                                                        ===========